UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Genco Shipping & Trading Limited
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

Y2685T115
(CUSIP Number)

October 6, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

 Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92342X101

(1) Names of reporting persons	Pilgrim Global ICAV
(2) Check the appropriate box if a member of a group	(a) ☐
(see instructions)	(b) ☐
(3) SEC use only
(4) Citizenship or place of organization	Ireland
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	500,000
(6) Shared voting power	0
(7) Sole dispositive power	500,000
(8) Shared dispositive power	0
(9) Aggregate amount beneficially owned by each reporting person	500,000
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)	Not applicable
(11) Percent of class represented by amount in Row (9)	6.8%
(12) Type of reporting person (see instructions)	FI

CUSIP No. 92342X101

Item 1.     (a)          Name of issuer:

Genco Shipping & Trading Limited

 (b)          Address of issuer's principal executive offices:

299 Park Avenue
New York, New York 10171

Item 2.      (a)         Name of person filing:

Pilgrim Global ICAV

  (b)         Address of principal business office or, if none, residence:

33 Sir John Rogerson's Quay
Dublin 2
Ireland

 (c)          Citizenship:

Ireland

(d)          Title of class of securities:

Common Stock, $0.01 par value

(e)           CUSIP No.:

Y2685T115

Item 3.     If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[X]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Irish Collective Asset-Management Vehicle.

Item 4.     Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned: 500,000

(b)          Percent of class: 6.8%

(c)           Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 500,000

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 500,000

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.    Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.    Identification and Classification of Members of the Group.

Not applicable.

Item 9.    Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2016

PILGRIM GLOBAL ICAV
By: /s/ Darren Maupin
Name: Darren Maupin Title: Director